UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2004            File No.    0-50880

White Knight Resources Ltd.

(Name of Registrant)

#922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(Address of principal executive offices)

1.

Notice of Annual Meeting for December 16, 2004

2.

Management Information Circular

3.

Form of Proxy

4.

Return Card

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.

(Registrant)

Dated: November 18, 2004	By: /s/ Megan Cameron-Jones Megan Cameron-Jones, Corporate Secretary and Director

WHITE KNIGHT RESOURCES LTD.
Suite 922, 510 West Hastings Street
Vancouver, British Columbia
V6B 1L8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders of White Knight Resources Ltd. (the "Company") will be held at 10:00 a.m. (Vancouver time) on Thursday, December 16, 2004 at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.

To receive the report of the directors of the Company;

2.

To receive the audited financial statements of the Company for the financial  year ended June 30, 2004 and accompanying report of the auditor;

3.

To appoint Davidson & Company, Chartered Accountants, as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors;

4.

To elect the directors of the Company for the ensuing year; and

5.

To transact such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8 by 10:00 a.m. (Vancouver time) on December 14, 2004 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia November 5, 2004.

WHITE KNIGHT RESOURCES LTD.

“John M. Leask”

John Michael Leask

President and Chairman

WHITE KNIGHT RESOURCES LTD.

INFORMATION CIRCULAR

Dated as of November 5, 2004

INTRODUCTION

This information circular accompanies the Notice of Annual General Meeting (the "Meeting") of the shareholders of White Knight Resources Ltd. (the "Company") to be held on Thursday, December 16, 2004 at the time and place set out in the accompanying Notice of Meeting. This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company's management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)

on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or

(b)

complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, by 2:00 p.m. (Vancouver time) on December 14, 2004 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)

by an instrument in writing that is:

(i)

signed by the shareholder, the shareholder's attorney authorized in writing or, where the shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

delivered to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8 or to the registered office of the Company at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)

in any other manner provided by law.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each shareholder present in person being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)

requested by a shareholder present at the Meeting in person or by proxy;

(b)

directed by the Chairperson; or

(c)

required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, each shareholder and each proxyholder will have one vote for each common (voting) share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The costs of solicitation will be borne by the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of November 5, 2004 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of November 5, 2004, the Company had 52,469,386 common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, there is no person who, nor company which, beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than Goldcorp Inc. which owns 5,681,705 shares of the Company as of November 5, 2004.

RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS

The Directors' Report and the financial statements of the Company for the financial year ended June 30, 2004 and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Davidson & Company, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at a remuneration to be fixed by the directors.

ELECTION OF DIRECTORS

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The following table sets out the names of management's nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this information circular.

Name, Place of Residence and Position Held with the Company(1)	Principal Occupation or Employment for Last Five Years(1)	Date on which Nominee became a Director of the Company	Number of Shares Owned(1)
John M. Leask (2) British Columbia, Canada Chairman of the Board, President and Director	Professional Geological Engineer	Dec. 16, 1994	1,831,012
Brian D. Edgar (2) British Columbia, Canada Director	Principal of Rand Edgar Investment Corporation, an investment company located in Vancouver, BC since 1992, President of Sisu Enterprises Co. Inc. since May 2003	Feb. 22, 1996	1,321,000
Gordon P. Leask(2) British Columbia, Canada Director	Professional Geological Engineer	Jan. 23, 2003	2,747,841

Name, Place of Residence and Position Held with the Company(1)	Principal Occupation or Employment for Last Five Years(1)	Date on which Nominee became a Director of the Company	Number of Shares Owned(1)
Megan Cameron-Jones British Columbia, Canada Director	President of Cerro Rico Management Corp., self-owned management company; Director of Mansfield Minerals Inc., a resource company	Dec. 20, 1996	362,019

Notes:

(1)

Information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors.

(2)

Member of the Company's Audit Committee.

The Company does not have an executive committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

The summary compensation table below discloses compensation paid to the following individuals:

(a)

each chief executive officer ("CEO") of the Company;

(b)

each chief financial officer ("CFO") of the Company;

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year

(each, a "Named Executive Officer" or "NEO").

The Company currently has one Named Executive Officer, being John M. Leask, a Director and President of the Company.

Summary Compensation Table

The following table contains a summary of the compensation paid to the Named Executive Officer of the Company during the three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other Annual	Securities Under Options/	Shares or Units Subject to		All Other
NEO Name				Compen-	SARs(1)	Resale	LTIP(2)	Compen-
and Principal	Year	Salary	Bonus	sation	Granted	Restrictions	Payouts	sation
Position	Ended	($)	($)	($)	(#)	($)	($)	($)
	June 30
John M. Leask	2004	$Nil	$Nil	$97,879(3)	750,000/Nil	Nil	N/A	$Nil
President and	2003	Nil	Nil	$24,000(3)	750,000/Nil	Nil	N/A	Nil
Chairman	2002	Nil	Nil	$31,857(3)	530,000/Nil	Nil	N/A	Nil

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

These monies were paid to Rangefront Exploration Corp., a BC private company controlled by Mr. Leask. Refer to "Compensation of Directors" for further particulars.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended June 30, 2004. In addition, the Company paid an aggregate of $33,750 to Cerro Rico Management Corp., a private BC company controlled by Megan M. Cameron-Jones, a director of the Company, for administration and secretarial services. The Company paid an aggregate of $24,000 to Rand Edgar Investment Corporation, a private BC company owned, as to 50% by Brian D. Edgar, a director of the Company, for management advisory services. The Company paid an aggregate of $93,000 to Eagle Putt Ventures Inc., a private BC company controlled by Gordon P. Leask, for management advisory services and $4,879 for technical services during the period in which Mr. Leask served as Director.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of TSX Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 1,949,500 common shares to directors.

Direct Remuneration

During the most recently completed fiscal year, the aggregate remuneration paid to all directors and senior officers of the Company, as a group was $359,629.

- - 8 -

Options/SARs Granted During the Most Recently Completed Fiscal Year

The following table sets out the incentive stock options granted to the Named Executive Officers during the Company's most recently completed financial year and provides the values of the stock options still held by the Named Executive Officers at year-end.

NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (1)	Expiration Date
John M. Leask	547,500	20%	$0.41	$221,737	Sept 23/08

Notes:

(1)

Calculated as the closing price of the Company's shares on the TSX Venture Exchange on the date of grant.

There were 547,500 incentive stock options exercised by the Named Executive Officer during the most recently completed fiscal year. The following table sets out the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARs were held by the Named Executive Officer.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable (1)
John M. Leask	547,500	$146,838	750,000/Nil 750,000/Nil	$853,950/$Nil $853,950/$Nil

Notes:

(1) "In the money" options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the option. Value is determined by calculating the difference between the closing price of the Company's shares ($1.50) on June 30, 2004, and the exercise price of each option, and then multiplying the difference by the number of shares under option at the fiscal year end.

Options and Stock Appreciation Rights Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed fiscal year end of the Company.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Pension Benefits

Neither the Company nor any of its subsidiaries currently has a pension benefits arrangement under which the Company or any of its subsidiaries has made payments to the directors and senior officers of the Company during its most recently completed financial year or intends to make payments to the Company's directors and senior officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Other Benefits

No remuneration was paid (other than the payments set out above and those made pursuant to the Canada Pension Plan or any government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) during the Company's most recently completed financial year to the directors and senior officers of the Company, as a group, directly or indirectly, by the Company or any of its subsidiaries pursuant to any existing plan or arrangement. The Company and its subsidiaries do not propose to make payments, directly or indirectly, in the future to the directors and senior officers of the Company, as a group pursuant to such a plan or arrangement.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,665,000	$0.43	3,407,935
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,665,000	$0.43	3,407,935

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this information circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED
UPON

No director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year. To request copies of the Company's financial statements and Management Discussion and Analysis, please contact Megan Cameron-Jones, a director of the Company, at Suite 922, 510 West Hastings Street, Vancouver, BC, V6B 1L8; telephone (604) 681-4462; facsimile (604) 681-0180; email meg@whiteknightres.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

By Order of the Board of Directors of WHITE KNIGHT RESOURCES LTD.

”John M. Leask”

John M. Leask

President and Chairman

“Megan Cameron-Jones”

Megan Cameron-Jones

Director and Secretary

Proxy

ANNUAL GENERAL MEETING (THE "MEETING") OF SHAREHOLDERS OF

WHITE KNIGHT RESOURCES LTD. (THE "COMPANY")

MEETING DATE:	December 16, 2004
MEETING TIME:	10:00 a.m. (Vancouver time)
MEETING LOCATION:	Suite 1400, 1055 West Hastings Street Vancouver, British Columbia

The undersigned shareholder of the Company hereby appoints John M. Leask, President and Chairman of the Company, or failing this person, Gordon P. Leask, a director of the Company, or in the place of the foregoing, ________________________________ (*print the name*), as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting and at every adjournment of the Meeting, to the same extent and with the same powers as if the undersigned shareholder were present at the Meeting or any adjournment of the Meeting.

Resolutions (For full details of each item, please see the accompanying Notice of Meeting and Information Circular)

	For	Withhold
1. To appoint Davidson & Company, Chartered Accountants, as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors	☐	☐
2. To elect the following persons as directors of the Company:		
a) John M. Leask	☐	☐
b) Brian D. Edgar	☐	☐
c) Megan M. Cameron-Jones	☐	☐
d) Gordon P. Leask	☐	☐

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment of the Meeting.

SIGN HERE: ________________________________

Please Print Name: ________________________________

Date: ________________________________

Number of Shares: ________________________________

This proxy form is not valid unless it is signed and dated.

See important information and instructions on reverse side.

whi200\agm 2004\2330

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This proxy is solicited by the management of the Company.**

2. If someone other than the shareholder of the Company signs this proxy form on behalf of the named shareholder of the Company, documentation authorizing the signing person to execute the proxy form on the shareholder's behalf that is acceptable to the Chair of the Meeting must be deposited with this proxy form in accordance with the instructions in the box below.

3. **If a shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person (who need not be a shareholder of the Company) to vote according to the shareholder's instructions. To appoint someone other than the person named in this proxy form, a shareholder must either:**

   a) on the proxy form:

      iii) complete, sign and date the proxy form; and

      iv) return the proxy form in accordance with the instructions in the box below; or

   b) complete another proper proxy form.

4. If a shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees of management specified in this proxy form, the shareholder must:

   a) leave the wording appointing a nominee as shown on the proxy form;

   b) complete, sign and date the proxy form; and

   c) return the proxy form in accordance with the instructions in the box below.

5. **If the instructions as to voting indicated in this proxy form are certain, the shares represented by the proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder. If the shareholder specifies a choice in the proxy form with respect to any resolution to be acted upon, then the shares represented will be voted or withheld from the vote on that resolution accordingly. If no choice is specified in the proxy form with respect to any resolution to be acted upon, this proxy form confers discretionary authority with respect to that resolution upon the proxyholder appointed. It is intended that the nominee of management acting as proxyholder will vote the shares represented by the proxy form in favour of each resolution identified in the proxy form and for the nominees specified for directors and auditor.** With respect to any amendments or variations to any of the resolutions identified in the proxy form or other matters that may properly come before the Meeting, the shares represented by the proxy form will be voted by the nominee of management acting as proxyholder in accordance with his best judgment.

6. If a shareholder returns this or another proper proxy form, the shareholder may still attend the Meeting and vote in person if the shareholder later decides to do so. To attend and vote at the Meeting, the shareholder must record his/her/its attendance with the Company's scrutineer at the Meeting and revoke the previously completed, returned proxy form in writing.

To be presented at the Meeting, this proxy form must be received at the office of Pacific Corporate Trust Company by mail or by fax by 10:00 a.m. (Vancouver time) on December 14, 2004 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, and its fax number is (604) 689-8144.

whi200\agm 2004\2330

WHITE KNIGHT RESOURCES LTD.
(the "Company")

2004 Supplemental Mailing List Card

TO REGISTERED AND NON-REGISTERED SHAREHOLDERS

You may choose to receive the Company's financial reports by simply completing the information below and returning this notice in the postage paid return envelope provided.

Please note that this card will be mailed each year and both registered and non-registered shareholders must return this card each year to renew your request to receive the Company's financial reports.

PLEASE RETURN TO:

WHITE KNIGHT RESOURCES LTD.

Suite 922

510 West Hastings Street

Vancouver, BC

V6B 1L8

____

Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

____

Please add my name to the mailing list for the Company so that I may receive the Annual Report, including the annual financial statements and related MD&A.

NAME:

(Please print) ADDRESS:

E:Mail: (optional)

SIGNATURE:

DATE:

I certify that I am a shareholder of the Company

The Canadian Securities Administrators recognize that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.